July 12, 2024

Joseph Mullin
Chief Executive Officer
Rise Gold Corp.
Suite 650 - 669 Howe Street
Vancouver, BC V6C 0B4
Canada

       Re: Rise Gold Corp.
           Registration Statement on Form S-1
           Filed July 5, 2024
           File No. 333-280712
Dear Joseph Mullin:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claudia Rios at 202-551-8770 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Brad Wiggins, Esq.